Exhibit 99.1

Primega Group Acquires China Wangmao Liquor Industry Group to Enter the Premium Baijiu Market and Drive Diversified Growth

Hong Kong, August 18, 2025 – Primega Group (NASDAQ: ZDAI) has officially announced the signing of a memorandum of understanding with China Wangmao Liquor Industry Group Co. Limited, planning to acquire the company through an equity purchase. This marks a significant step in Primega Group’s journey toward diversified business development while showcasing its strategic planning and innovation capabilities in new business sectors.

Entering the Premium Baijiu Market: A New Chapter in Diversification

Primega Group, a leading holding company registered in the Cayman Islands, primarily operates through its Hong Kong subsidiary, Primega Construction, focusing on eco-friendly transportation services and the recycling of construction waste. Building on its stable business foundation, the company is now officially entering the premium Baijiu (Chinese distilled liquor) market through this acquisition, further expanding its business portfolio.

China Wangmao Liquor Industry Group, a renowned producer and seller of sauce-flavor Baijiu, boasts excellent brand influence, a mature membership-based business model, and significant innovation in digital operations. This acquisition aims to integrate China Wangmao Liquor’s strengths in branding, product offerings, digital operations, and omnichannel resources with Primega Group’s capital strength and technical expertise, creating synergies to drive rapid growth in the Baijiu industry.

Empowering Traditional Industries: Intelligent Technology Leading the Future

Primega Group is committed to transforming traditional industries through intelligent technologies to create sustainable value. After the acquisition, the company plans to retain China Wangmao Liquor Industry Group’s independent brand operations while leveraging Primega Group’s resources to comprehensively upgrade the brand. The two companies will jointly launch new premium product lines, with a particular focus on expanding into Southeast Asian and North American markets, promoting the global presence of Chinese sauce-flavor Baijiu.

In addition, Primega Group will leverage its expertise in digital technology and capital operations to enhance China Wangmao Liquor Industry Group’s internal operations, optimize its supply chain, and modernize its production facilities. By integrating resources from both sides, the partnership aims to reduce production and logistics costs, improve profit margins, and create long-term stable returns for shareholders.

Strategic Significance and Future Outlook

Primega Group believes this acquisition will significantly enhance its competitiveness in the premium consumer goods sector while injecting new growth momentum into its capital market performance. Looking ahead, the company will continue to focus on innovations in hotel marketing software, digital supply chain platforms, artificial intelligence (AI) and Internet of Things (IoT) integrations, cloud computing, and intelligent engineering equipment. These efforts aim to empower traditional industries with intelligent technologies to drive sustainable development and value creation.

The transaction is expected to proceed following due diligence, the signing of formal agreements, and the completion of equity transfers. Primega Group and China Wangmao Liquor Industry Group will work together to build a leading domestic premium sauce-flavor Baijiu brand and further penetrate international markets.

This strategic acquisition not only represents an important step in Primega Group’s diversification efforts but also highlights its solid progress in exploring new fields. Moving forward, Primega Group will continue to drive development through innovation, striving to become a leading integrated enterprise in the industry.

About Primega Group

Primega Group is a holding company registered in the Cayman Islands. Its Hong Kong subsidiary, Primega Construction Co. Limited, specializes in eco-friendly transportation services and the recycling of construction waste. The company focuses on technological innovation, transforming industries such as hospitality and retail, empowering traditional sectors, and promoting sustainable value creation.

About China Wangmao Liquor Industry Group Co. Limited

China Wangmao Liquor Industry Group is a company specializing in the production and sales of sauce-flavor Baijiu. With strong brand power, a digital operational model, and a membership-based strategy, the group occupies a key position in the premium Baijiu market.

The company has demonstrated strong innovation capabilities in the digital consumption ecosystem by building a “digital liquor trading platform.” This platform offers NFT-linked digital and physical liquor collectibles, an AR customization experience system (allowing users to participate in liquor formula and packaging design via mobile devices), and other services aimed at redefining the liquor industry.

In the field of biotechnology, the company has partnered with the Liquor Association to:

Establish a molecular marker database for sauce-flavor compounds (covering 1,287 aromatic substances).

Develop customized liquor yeast (with the first “low-intoxication” sauce-flavor Baijiu currently undergoing market testing).

Through this collaboration, the two companies aim to create the world’s first “Baijiu digital ecosystem matrix,” combining traditional brewing craftsmanship with cutting-edge biotechnology and artificial intelligence. This initiative is expected to redefine the value standards of the premium sauce-flavor Baijiu industry.

Three Key Value Drivers of the Partnership

Technical Barriers: Establishing a full-chain moat from brewing patents to intelligent equipment.

Model Innovation: Pioneering a “physical consumption + digital assets” dual-driven model.

Valuation Reconstruction: Benchmarking against Pop Mart’s operational and technology-driven approach, with significant potential for PE multiple growth.

For more information, please contact:

Celestia Investor Relations

Email: investors@celestiair.com